UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
               --------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, par value US$0.04 per share
                  --------------------------------------------
                         (Title of Class of Securities)


                                  Y1505N 10 0
                                 --------------
                                 (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/    Rule 13d-1(b)
         /_/    Rule 13d-1(c)
         /X/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


_______________________________________________________________________________

1.        Name of Reporting Person           China Network Communications Group
          S.S. or I.R.S. Identifica-         Corporation
          tion No. of Above Person
_______________________________________________________________________________

2.        Check the Appropriate Box (a) if a Member of a Group (b)
_______________________________________________________________________________

3.        S.E.C. Use Only
_______________________________________________________________________________

4.        Citizenship or Place of Organization People's Republic of China
_______________________________________________________________________________

Number of Shares     (5)   Sole Voting Power                 4,647,449,015
Beneficially         (6)   Shared Voting Power               0
Owned by Each        (7)   Sole Dispositive Power            4,647,449,015
Reporting Person     (8)   Shared Dispositive Power          0
_______________________________________________________________________________

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,647,449,015
_______________________________________________________________________________

10.       Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                    ______
_______________________________________________________________________________

11.       Percent of Class Represented by Amount in Row 9

          70.5%
_______________________________________________________________________________

12.       Type of Reporting Person                                     CO
_______________________________________________________________________________


Item 1.   (a)      Name of Issuer
                   --------------

                   China Netcom Group Corporation (Hong Kong) Limited (the "Issuer").

          (b)      Address of Issuer's Principal Executive Offices
                   -----------------------------------------------

                   Building C, No.156 Fuxingmennei Avenue, Xicheng District, Beijing 100031, PRC

Item 2.   (a)      Names of Persons Filing
                   -----------------------

                   China Network Communications Group Corporation ("China Netcom Group").

          (b)      Address of Principal Business Office
                   ------------------------------------

                   The principal business address of China Netcom Group is Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing 100031, PRC.

          (c)      Citizenship
                   -----------

                   China Netcom Group is a company organized under the laws of People's Republic of China.

          (d)      Title of Class of Securities
                   ----------------------------

                   Ordinary Shares, par value $0.04 per share (the "Ordinary Shares" or "Shares")

          (e)      CUSIP Number
                   ------------

                   Y1505N 10 0

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.   Ownership.
          ---------

          (a)   Amount Beneficially Owned:
                -------------------------

                As of February 8, 2005, China Netcom Group was the holder of 4,647,449,015 Ordinary Shares. China Netcom Group's beneficial interest is attributable to its ownership interest in China Netcom Group Corporation (BVI) Limited, a BVI corporation ("CNC BVI"), which is the direct parent of the Issuer. The principal business address of CNC BVI is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

          (b)   Percent of Class:
                ----------------

                70.5%

                Number of shares as to which the persons filing have:
                ----------------------------------------------------

                (i) Sole power to vote or to direct the vote: 4,647,449,015 Ordinary Shares
                (ii)  Shared power to vote or to direct the vote: None
                (iii) Sole power to dispose or to direct the disposition:
                      4,647,449,015 Ordinary Shares
                (iv)  Shared power to dispose or to direct the disposition: None

Item 5.         Ownership of Five Percent or Less of a Class
                --------------------------------------------

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person
                ---------------------------------------------------------------

                Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
                --------------------------------------------------------------

                See Item 4(a) above and Exhibit 99.1 attached.

Item 8.         Identification and Classification of Members of the Group
                ---------------------------------------------------------

                Not applicable.

Item 9.         Notice of Dissolution of Group
                ------------------------------

                Not applicable.

Item 10.        Certification
                -------------

                Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2005

                                    CHINA NETWORK COMMUNICATIONS GROUP
                                    CORPORATION



                                     By:/s/ Zhang Chunjiang
                                        ---------------------------------
                                        Name: Zhang Chunjiang
                                        Title: President

                                                                 Exhibit 99.1
                                                                 ------------

China Network Communications Group Corporation's beneficial interest is attributable to its ownership interest in China Netcom Group Corporation (BVI) Limited, a BVI corporation, which is the direct parent of China Netcom Group Corporation (Hong Kong) Limited. The principal business address of China Netcom Group Corporation (BVI) Limited is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.